September 27, 2010

VIA EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TOYZAP.COM, INC.
AMENDMENT NO. 2 TO FORM 10-12G
FILED AUGUST 24, 2010
FILE NO. 000-53997

Dear Ms. Rizzo:

By letter dated September 8, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Calpian, Inc. (fka ToyZap.com, Inc.) (the “Company”) with comments to the Company’s Amendment No. 2 to Form 10 filed with the SEC on August 24, 2010. This letter contains the Company’s responses to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the September 8, 2010 letter from the Staff.

FORM 10

BUSINESS, PAGE 1

BUSINESS PLAN OVERVIEW, PAGE 2

1.	We note your disclosure that if you close your first ISO acquisition but are unable to secure an acquisition credit facility or otherwise raise additional capital, you expect to run out of cash by the end of October 2010. Please advise whether this statement takes into account the $620,000 of cash contemplated from the executed subscription documents you have received for 6,200 shares of Series A Convertible Preferred Stock.

COMPANY RESPONSE

This disclosure has been revised to clarify that the statement takes into account the $998,000 of proceeds recently received by the Company (which includes the $620,000 of cash that was on deposit at June 30, 2010).

Ms. Julie F. Rizzo

September 27, 2010

2.	We note your disclosure that the purchase price for your potential acquisition will consist of a combination of $825,000 in cash plus shares of your common stock. Please revise your disclosure to disclose the number of shares of common stock.

COMPANY RESPONSE

The disclosure has been revised to add that the Company expects to issue an estimated 350,000 shares of common stock as part of this acquisition.

3.	Please revise your disclosure to provide support for your statement that the potential acquisition you may be in a position to acquire within the next 30 days will generate income of approximately $60,000 a month. Additionally, please revise your disclosure to state how the costs for outsourcing processing services will impact this income.

COMPANY RESPONSE

The requested revisions to the disclosure have been made.

4.	We note your response to our prior comment 5. Please add a risk factor, if applicable, to disclose any risks that may occur from Cagan Capital, LLC having the right to purchase or purchasing all of the shares held by Messrs. Cagan, Montgomery, and Jessen, affiliates thereof, and certain other purchasers. To the extent you have not raised the $2,000,000 in equity financing by September 1, 2010, please revise your disclosure to state whether Cagan Capital, LLC, has purchased or intends to purchase these shares.

COMPANY RESPONSE

Cagan Capital, LLC has formally waived its right to purchase the shares; the disclosure has been revised accordingly.

Ms. Julie F. Rizzo

September 27, 2010

MARKETING AND PUBLIC RELATIONS, PAGE 6

5.	We note your response to our prior comment 10 and reissue the comment in part. Please reconcile your statements on pages 6 and 13 that Mr. Montgomery and Mr. Jessen are executive officers and directors of A.R.T. Holdings, Inc. with your statement on page 22 that indicates that Mr. Montgomery is no longer a full-time employee of A.R.T. Holdings, Inc. and your statement on page 23 that indicates that Mr. Jessen is no longer an executive officer at A.R.T. Holdings, Inc.

COMPANY RESPONSE

Although Messrs. Montgomery and Jessen remain executive officers of ART, neither one of them is a full-time employee of ART. The statement on page 23 has been corrected.

COMPETITION, PAGE 6

6.	We note your response to our prior comment 11. Please revise this section to provide balancing language that you may not be able to compete at all with any of these competitors given that they are significantly larger than you and have significantly greater financial resources. Additionally, please revise your disclosure to provide support as to the basis for your ability to compete with these competitors. In this regard we note your statements in the last sentence of the last full paragraph on page 6, the first sentence in the carryover paragraph starting on page 6 and the first and last sentences in the second full paragraph on page 7.

COMPANY RESPONSE

The requested revisions to the disclosure have been made.

GOVERNMENT REGULATIONS, PAGE 7

7.	While we note that your response to our prior comment 2, we also note that you did not include any information in this section with respect to the risk factor starting at the bottom of page 18. Please advise or alternatively please revise this section to disclose the effect of this existing or probable governmental regulation on your business.

COMPANY RESPONSE

This section has been revised to include additional information from the risk factor at the bottom of page 18.

Ms. Julie F. Rizzo

September 27, 2010

FINANCIAL INFORMATION, PAGE 20

8.	Please reconcile your statement on page 20 that you have incurred $370,000 of expenses from inception through June 30, 2010 with you statement on page 2 that you have incurred $407,000 of expenses from inception through June 30, 2010.

COMPANY RESPONSE

The statement on page 20 has been revised to reflect the correct amount of expenses incurred.

DESCRIPTION OF SECURITIES TO BE REGISTERED, PAGE 29

SERIES A CONVERTIBLE PREFERRED STOCK, PAGE 30

9.	Please disclose the method for determining the number shares of your common stock into which the shares of your Series A Convertible Preferred Stock may be converted on the record date that a vote is being taken.

COMPANY RESPONSE

The requested disclosure has been made.

10.	We note your response to our prior comment 18. Please reconcile your description of the mandatory conversion of the Series A Convertible Preferred Stock that is to take place on May 27, 2011 on page 30 with the description of the mandatory conversion on page 41.

COMPANY RESPONSE

The description of the mandatory conversion on page 30 has been corrected.

INDEMNIFICATION OF DIRECTORS AND OFFICERS, PAGE 31

11.	Please reconcile your statement regarding directors and officers insurance on page 31 with your disclosure in the second full paragraph on page 42. To the extent you do have directors and officers insurance, please disclose the general effect of the insurance in this section. Refer to Item 702 of Regulation S-K.

COMPANY RESPONSE

The disclosure on page 31 has been revised to reflect that the Company does have such insurance in place, and to disclose the general effect thereof.

Ms. Julie F. Rizzo

September 27, 2010

Please direct questions regarding this response letter to the undersigned at 310-789-1255.

Very truly yours,

/s/ Lawrence P. Schnapp
Lawrence P. Schnapp

LPS/wp